04035955

ROWE & MAW

RECEIVED

2004 AUG -3 P 1:43

OFFICE OF INTERNATIONAL CORPORATE FINANCE

August 2, 2004

Mayer, Brown, Rowe & Maw LLP
1675 Broadway
New York, New York 10019-5820

Main Tel (212) 506-2500
Main Fax (212) 262-1910
www.mayerbrownrowe.com

Sharon N. Purcell
Direct Tel (212) 506-2604
Direct Fax (212) 849-5604
spurcell@mayerbrownrowe.com

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

SUPPL

Re: Schwarz Pharma AG (File No. 82-4406)

By UPS

Dear Sir or Madam:

Enclosed herewith is the following document, furnished on behalf of Schwarz Pharma AG (File No. 82-4406) (the "Company"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

1. Half Year Report 2004, dated July 26, 2004.

This information is being furnished under paragraph (b)(1)(iii) of Rule 12g3-2, with the understanding that such information will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Securities Exchange Act of 1934.

Please do not hesitate to contact me at 212-506-2604 in connection with this matter. Thank you for your assistance.

Sincerely,

Sharon N. Purcell

Encl

PROCESSED
AUG 04 2004
THOMSON FINANCIAL

dw 8/4

cc: Sylvia Heitzer
Schwarz Pharma AG
Philip O. Brandes
Reb D. Wheeler

17238043

Half Year Report 2004

SCHWARZ PHARMA

CORPORATE COMMUNICATIONS
Alfred-Nobel-Straße 10
40789 Monheim, Germany
Internet: www.schwarzpharma.com

July 26th, 2004 File No.: 82-4406

Higher R&D Expense – Outlook Confirmed

SCHWARZ PHARMA key figures

(US-GAAP; € million)	Jan. - June 2003	Jan. - June 2004	Change in %
Net Sales	978.1	490.4	-49.9
Research and development expense	65.1	96.9	48.7
Operating result	259.6	8.6	-96.7
Net result	143.2	(1.2)	n.a.
Cash Flow from Operating Activities	79.0	(25.2)	n.a.

- **Sales: €490.4 million**

The SCHWARZ PHARMA Group achieved sales of €490.4 million in the first six months of 2004, 49.9% less than in the previous year. The reason for this decline was the expected decrease in sales of the generic omeprazole in the U.S. due to the entry of multiple generic competitors.

- **Operating income: €8.6 million; net income: €-1.2 million**

In spite of a further significant increase in R&D expense SCHWARZ PHARMA posted operating income of €8.6 million. Net result totaled €-1.2 million and €0.3 million on an adjusted basis.

- **R&D expense further increased – outlook confirmed**

Due to the better than expected performance of the U.S. business, SCHWARZ PHARMA is forecasting a sales volume of €850 million in 2004 allowing for an increase of the research and development expense to more than €170 million. Expectations for a marginally positive net income remain unchanged.

- **R&D: Continued success with development projects**

Seven projects in the area of neurology and urology are currently being developed by SCHWARZ PHARMA. Applications for marketing approval for rotigotine to treat Parkinson's disease are planned for the 3rd quarter of 2004. The projects to treat urinary incontinence, epilepsy and neuropatic pain are in the last development stage, phase III. At the beginning of July, SCHWARZ PHARMA announced positive phase IIb trial results for the project to treat Restless Legs Syndrome. Phase III will start in spring 2005.

Sales Development January – June 2004:
Sales volume: €490.4 million

The SCHWARZ PHARMA Group achieved a sales volume of €490.4 million in the first six months of 2004. This is 49.9% less than in the first half of 2003. The reason for this decline was the expected substantial decrease in sales of generic omeprazole in the U.S. due to the entry of multiple generic competitors. After adjustments for currency effects, sales decreased by 47.0% to €518.1 million.

Breakdown of sales by region


Asia
3%
Germany
21%
USA
45%
Europe
31%

USA

The U.S. business reported sales of €222.0 million as compared to €703.5 million in the same quarter of the previous year (-68.4%). Calculated in U.S. dollars, the sales volume was $272.3 million, down from $774.5 million (-64.8%) in the same period of the previous year.

This development is primarily attributable to the expected decrease in sales of 76.1% of generic drug omeprazole by the U.S. affiliate KUDCo. In spite of this, with sales of €142.3 million ($174.6 million) generic omeprazole remains an important sales and earnings contributor. The reported sales also include €32.6 million ($40.0 million) from the partial reversal of provisions for potential returns and rebates in connection with the recent changes in the overall omeprazole marketplace.
Sales development in the established U.S. business stabilized as expected. However, the generic competitor for the cardiovascular drug Univasc (moexipril) continued to have a negative impact.

The development and launch of new products for the U.S. market is advancing as scheduled. These products convert well-established compounds into new, special formulations or dosage forms, and offer

patients an additional benefit. With the market launch of the gastrointestinal product GlycoLax® (polyethylene glycol) for the treatment of constipation at the beginning of July, the second product is already on the market. Trilyte® (polyethylene glycol) which enlarges the product line of the gastrointestinal drug Colyte® (polyethylene glycol), has already extended its market share to 18% since its launch in February. Additional introductions into the market are planned in the coming 18 months. The multi-product technology and licensing agreement with Lipocine Inc. in April, 2004 expanded the current project portfolio. Drugs in development now also focus on realizing the full value of existing drugs that have poor absorption characteristics.

Europe

The situation of the European markets continues to be impacted by drastic governmental interventions on pricing in a number of countries. Overall, European sales declined by 3.1% to €254.3 million. After adjustments for currency effects, sales fell by 2.6% to €255.5 million as compared to the previous year.

In a difficult environment marked by the health care reform, business in Germany posted a slight increase in sales of 0.9% to €104.7 million. This positive development in comparison to the market trend shows the company's marketing strength. Another reason was the significant one-time boost in demand of the wholesalers in January. Overall however, sales were impacted by the health care reform as expected.

The remaining European business showed a mixed picture:

in milllion €	Jan. - June 2004	Change in %	Adjusted for product divestitures / currency effects
France	26.7	0.1	
Italy	30.8	4.5	
Spain	17.1	-24.7	-18.4%
Great Britain	16.5	7.9	6.2%
Poland	12.3	-9.7	-0.3%
Other Eastern Europe	11.2	-9.3	
Export business	27.1	-3.4	-2.7%
Production business with third parties	8.0	-23.6	-22.9%

Asia

The Asian affiliates of SCHWARZ PHARMA increased their sales contribution by 14.9% to €14.2 million. After adjustments for currency effects, this increase was 24.0%.

Earnings Development January – June 2004: Positive operating result despite increased R&D expense

SCHWARZ PHARMA Group

Income Statement *(US-GAAP, € million)*	Jan.- June 2003	Jan.- June 2004	Change in %
Net Sales	**978.1**	**490.4**	**-49.9**
Cost of goods sold	210.9	157.5	-25.3
Gross profit	767.2	332.9	-56.6
Selling, general and administrative expense	296.0	172.9	-41.6
Research and development expense	65.1	96.9	48.7
Amortization of intangible assets	15.8	14.8	-6.5
Impairment expense FAS 144	26.2	0.0	n.a.
Other operating expense	104.4	39.8	-61.9
Operating result	**259.6**	**8.6**	**-96.7**
Financial result	(2.7)	(0.2)	-90.8
Other income	17.7	2.6	-85.3
Income before income taxes and minority interest	**274.6**	**10.9**	**-96.0**
Taxes on income	131.4	12.1	-90.8
Minority interest	(0.0)	0.0	n.a.
Net result	**143.2**	**-1.2**	**n.a.**
Earnings per share in €*	3.20	-0.03	
EBITDA (excluding one-time effects)	323.7	56.0	-82.7
EBIT (excluding one-time effects)	296.1	30.2	-89.8
Number of shares			
*Annual Average, million units	44.749	45.386	1.4
Annual Average, diluted, million units	46.123	45.866	-0.6
Basis, 30.6., million units	44.773	45.420	1.4

In the first half of 2004 fiscal year, SCHWARZ PHARMA achieved a gross profit of €332.9 million, 56.6 % less than in the first half of 2003. The reasons for this were the decline in the omeprazole business due to the entry of multiple generic competitors as well as the generic competition to Univasc in the U.S.. In addition, governmental intervention in Europe, such as the state-mandated rebate of 16% in Germany, had a negative impact on gross profit.

Selling, general and administrative expense declined by 41.6% to €172.9 million. The main reasons for this decline were lower licensing fees and profit shares associated with the generic drug omeprazole in the U.S. and the cost-reducing effects arising from restructuring measures in Germany.

Research and development expense increased significantly by 48.7% to €96.9 million as a result of the rapid progression of the projects. Also included in this item are the up-front payments to AmorePacific Corp., Korea, in February for the compound PAC20030 to treat pain conditions as well as to Lipocine Inc, USA, for the innovative formulation technology. For further details on our development projects, please refer to page 11 of this report.

Amortization of intangible assets decreased by 6.5% to €14.8 million.

Other operating expense totaled €39.8 million, down from €104.4 million. The main reason for this decline was significantly lower profit shares associated with generic omeprazole. This item also includes a provision for the settlement of legal disputes between the U.S. affiliate KUDCo and Mylan Pharmaceuticals Inc. and Esteve Quimica S.A.

Operating result declined from €259.6 million to €8.6 million. This significant change is primarily attributable to the competitive situation associated with generic omeprazole in the U.S. and the further increase in research and development expense.

Due to a further improvement of the net cash position throughout the year, SCHWARZ PHARMA was able to achieve an almost breakeven financial result. Other income decreased from €17.7 million to €2.6 million as income from currency hedges was not repeated to the same degree as in 2003.

Income before taxes was €10.9 million, as compared to €274.6 million in the previous year. Taxes on income decreased to €12.1 million, compared to €131.4 million in 2003. The significantly higher tax rate of 110.8% is attributable to the fact that profits were achieved in countries with high tax rates while losses incurred in countries with relatively low tax rates. At the same time, selling expenses, which are not tax deductible in some European countries, had a stronger negative effect on the tax rate due to the marginal profit base.

As a consequence, consolidated net result was €-1.2 million, compared to €143.2 million in the same period of the previous year. Corresponding earnings per share were €-0.03. Adjusting for the reversal of the reserves in connection with the omeprazole business as well as for the settlement, net income would have amounted to €0.3 million.

In the first half of the 2004 fiscal year, there was an average of 45.4 million shares outstanding, which was also the number of shares as of June 30, 2004. Taking granted stock options into account, the diluted average number of shares was 45.9 million.

Segment Reporting by Operating Segments

SCHWARZ PHARMA Group

Segment Reporting *(US-GAAP; € million)*	Jan. - June 2003	Jan. - June 2004	Change in %
Net Sales			
Europe	283.6	273.3	-3.6
USA/Asia	715.8	236.2	-67.0
Biosciences	0.0	0.0	0.0
Holding	26.5	25.7	-2.9
Inter-segment elimination	(47.8)	(44.8)	-6.2
Net Sales	**978.1**	**490.4**	**-49.9**
Operating income			
Europe	28.0	33.0	17.8
USA/Asia	277.4	33.9	-87.8
Biosciences	(32.9)	(51.2)	-55.4
Holding	3.0	3.5	17.9
Inter-segment elimination	(2.5)	0.8	n.a.
	273.0	20.0	-92.7
Unallocated corporate expenses	(13.3)	(11.5)	14.0
Operating income	**259.6**	**8.6**	**-96.7**
	Dec.31 2003	June 30 2004	Change in %
Long-lived Assets			
Europe	182.6	183.7	0.6
USA/Asia	141.3	139.2	-1.4
Biosciences	8.1	8.2	1.5
Holding	59.3	46.4	-21.8
	391.3	377.5	-3.5
Unallocated long-lived-Assets	10.0	10.2	1.7
Long-lived Assets	**401.4**	**387.7**	**-3.4**

Development of shareholders' equity

SCHWARZ PHARMA Group

(US-GAAP; € million)	Jan. - June 2003	Jan. - June 2004	Change in %
Balances as of January 1	**530.4**	**577.0**	**8.8**
Net result	143.2	(1.2)	n.a.
Dividend to shareholders	(26.8)	(27.2)	-1.4
Conversion Stock Option Program	0.7	1.1	65.1
Sell treasury shares	0.0	0.0	0.0
Other comprehensive income	(0.3)	(2.3)	>100
Currency translation	(31.5)	16.5	n.a.
Balances as of June 30	**615.6**	**563.9**	**-8.4**

Statement of Cash Flows and Balance Sheet
Equity Ratio 58%, Net Cash Position €73 million

SCHWARZ PHARMA Group

Cash Flow Statement *(US-GAAP; € million)*	Jan. - June 2003	Jan. - June 2004	Change in %
Cash Flow from Operating Activities	79.0	(25.2)	n.a.
Cash Flow from/used in Investing Activities	3.4	(12.6)	n.a.
Cash Flow used in Financing Activities	(84.3)	(37.1)	-56.0
Effects of exchange rates	(9.7)	6.0	n.a.
Changes in cash and cash equivalents	**(11.6)**	**(68.9)**	
Cash and cash equivalents at beginning of period	161.3	207.7	28.8
Cash and cash equivalents at end of period	**149.6**	**138.8**	**-7.2**

Balance sheet

(US-GAAP; € million)	Dec. 31 2003	June 30 2004	Change in %
Current Assets			
Cash and cash equivalents	207.7	138.8	-33.2
Marketable securities	4.9	1.5	-69.3
Accounts receivable, less allowances	162.3	179.8	10.8
Inventories	115.8	106.6	-8.0
Other current assets	67.2	76.3	13.5
Total current assets	**557.9**	**502.9**	**-9.9**
Property, plant and equipment	161.0	157.8	-2.0
Goodwill and other intangible assets	214.0	206.6	-3.5
Long-term investments and other assets	100.6	111.6	10.9
	1,033.6	**978.9**	**-5.3**
Liabilities			
Short-term debt and current portion of long-term debt	13.7	18.4	34.2
Other current liabilities	271.0	262.0	-3.3
Total current short-term liabilities	**284.7**	**280.4**	**-1.5**
Long-term debt	63.2	47.5	-24.8
Pension and other non-current liabilities	108.7	87.1	-19.9
Shareholder`s equity	577.0	563.9	-2.3
	1,033.6	**978.9**	**-5.3**
Number of employees (on the relevant date)	3,794	3,764	-0.8

In the first six months of the 2004 fiscal year, cash flow used by operating activities was €25.2 in comparison to a cash inflow of €79.0 million in the previous year. This cash outflow was mainly due to lower sales of generic

omeprazole and amounts due by the U.S. affiliate KUDCo to Mylan and Esteve in connection with the settlement of legal disputes.

Cash outflow from investing activities was €12.6 million, compared to an inflow of €3.4 million in the same period of the previous year. SCHWARZ PHARMA had capital expenditures of €5.7 million for tangible assets such as the expansion of the production sites in Zwickau, Germany, and in Shannon, Ireland. Investments in intangible and financial assets of €13.0 million primarily related to the repurchase of the distribution rights for the Swiss market and the acquisition of the rights for the new formulation technology of Lipocine Inc. This cash outflow was offset by an inflow from the disposal of marketable securities as well as product rights in the amount of €6.0 million.

Cash flow used for financing activities was €37.1 million, after €84.3 million in the first half of 2003. The largest item was the dividend payment of €27.2 million. Long-term debt decreased by 24.8% to €47.5 million partly attributable to the partial retirement of debt, partly attributable to the reclassification of long-term debt, which will be due in the next 12 months. As of June 30, 2004, cash and cash equivalents decreased by 33.2% to €138.8 million compared to December 31, 2003. Overall, the net cash position was €72.9 million as of June 30, 2004.

Shareholder's equity decreased by 2.3% to €563.9 million. At 57.6%, the equity ratio increased as compared to the December 31, 2003 level of 55.8%. Total equity and liabilities decreased by 5.3% to €978.9 million as of June 30, 2004.

As of June 30, 2004, the number of employees of the SCHWARZ PHARMA Group worldwide was 3,764. While the health care reform led to a cut of 170 jobs in Germany at the end of the 2003 fiscal year, primarily in the fields of sales and administration, new employees were hired for research & development, especially in the USA.

Measurement and Accounting Standards

Similar to the annual financial statements, the Interim Reports of SCHWARZ PHARMA AG and subsidiaries are also prepared pursuant to US-GAAP and in accordance with the standards of the Financial Accounting Standards Board (FASB). The same accounting standards were applied as for the 2003 consolidated financial statements. The notes to the financial statements in the consolidated annual report thus apply correspondingly.

This interim report by SCHWARZ PHARMA AG and its subsidiaries complies with the rules in APB 28, "Interim Financial Reporting". The interim report's scope of consolidation comprises 34 fully-consolidated subsidiaries.

The second quarter 2004:

SCHWARZ PHARMA Group

Income Statement (US-GAAP, € million)	Apr. - June 2003	Apr. - June 2004	Change in %
Net Sales	**509.9**	**264.2**	**-48.2**
Cost of goods sold	118.5	75.8	-36.0
Gross profit	391.4	188.4	-51.9
Selling, general and administrative expense	151.6	91.4	-39.7
Research and development expense	33.9	50.4	48.5
Amortization of intangible assets	7.5	7.5	-0.6
Impairment expense FAS 144	0.7	0.0	n.a.
Other operating expense	49.6	37.0	-25.4
Operating result	**149.5**	**2.2**	**-98.5**
Financial result	(1.2)	(0.2)	82.8
Other income	14.0	1.5	-89.3
Income before income taxes and minority interest	**162.3**	**3.5**	**-97.9**
Taxes on income	73.7	5.8	-92.1
Minority interest	(0.0)	(0.0)	18.8
Net result	**88.6**	**-2.4**	**n.a.**
Earnings per share in €*	1.98	-0.05	

Cash Flow Statement (US-GAAP; € million)	Apr. - June 2003	Apr. - June 2004	Change in %
Cash Flow from Operating Activities	105.0	(32.7)	n.a.
Cash Flow from/used in Investing Activities	10.6	(8.9)	n.a.
Cash Flow used in Financing Activities	(43.5)	(30.7)	29.5
Effects of exchange rates	(5.6)	1.0	n.a.
Changes in cash and cash equivalents	**66.5**	**(71.4)**	
Cash and cash equivalents at beginning of period	83.1	210.1	>100
Cash and cash equivalents at end of period	**149.6**	**138.8**	**-7.2**

During the quarter from April to June 2004, sales of the SCHWARZ PHARMA Group fell by 48.2% to €264.2 million. In constant currencies, the decline would have been 42.7%. The reported sales include €32.6 million (US$40 million) for the partial reversal of the reserves for returns and rebates in connection with the omeprazole business.

Gross profit fell by 51.9% to €188.4 million, which corresponds to a gross margin of 71.3%. The improved gross margin, which increased by 7.4 percentage points compared to the first quarter, resulted primarily from the reversal of reserves.

Selling, general and administrative expense declined by 39.7% to €91.4 million. The main reasons were lower licensing fees and profit shares associated with generic omeprazole in the U.S., and the cost-reductions from restructuring measures in Germany.

Due to the continued progress of the development projects, SCHWARZ PHARMA again increased its research and development expense in the second quarter of 2004. Compared to the same period of the previous year, it rose substantially by 48.5% to €50.4 million and hence exceeds the expense of the first quarter of 2004 (€46.5 million).

Amortization of intangible assets totaled €7.5 million (-0.6%) and thus remained at the previous year's level. Other operating expense decreased by 25.4% to €37.0 million. This was mainly attributable to lower profit shares associated with generic omeprazole.

Consequently, the operating income in the 2nd quarter of 2004 fell by 98.5% to €2.2 million.

The improved net financial result of €-0.2 million after €-1.2 million in the previous year's quarter results from the reduced use of debt. The significant reduction of other income from €14.0 million to €1.5 million is mainly attributable to the lower income from currency hedges.

Net income before taxes decreased from €162.3 million to €3.5 million. Taxes on income totaled €5.8 million. Thus, Group net result went down to €-2.4 million in the second quarter of 2004, after €88.6 million in the same period of the previous year. Corresponding earnings per share were €-0.05. On an adjusted basis, net result was €-1.0 million.

Outlook confirmed despite higher R&D expense

The clinical development projects again made further considerable progress in the past few months. This brings SCHWARZ PHARMA significantly closer to its goal of bringing these drugs to the market. Applications for marketing approval for rotigotine for the treatment of early stage Parkinson's disease are planned for the 3rd quarter of 2004. Clinical trials for three projects to treat urinary incontinence, epilepsy and diabetic neuropathy are already being conducted in the last stage, phase III. In addition, phase II of rotigotine for the treatment of Restless Legs Syndrome was concluded successfully.

The positive business performance enables SCHWARZ PHARMA to take advantage of its well progressing pipeline and in addition to continue to expand its development activities. Therefore, SCHWARZ PHARMA is increasing its research and development expense to a minimum of €170 million in 2004. The new sales expectation of € 850 million in 2004 is at the upper end of the previous forecast while the marginally positive net income outlook remains unchanged.

R&D: All development projects are on schedule

There are currently seven projects in clinical development. In the field of neurology, the projects include compounds for the treatment of Parkinson's disease, Restless Legs Syndrome (RLS), epilepsy and neuropathic pain. In the area of urology, compounds are being developed for the treatment of urinary incontinence and benign prostate hyperplasia (BPH).

Applications for marketing approval for rotigotine transdermal system formulated as a patch for the treatment of early stage Parkinson's disease in the U.S. and Europe are scheduled for the current quarter.

Rotigotine formulated as a nasal spray has entered phase I development. Rotigotine nasal spray will be evaluated in patients in Parkinson's disease to treat acute symptoms.

An international phase IIb double-blind, placebo-controlled trial evaluating the safety and efficacy of rotigotine in patients with Restless Legs Syndrome has been completed. The positive results of this trial support moving into our phase III development program, which is expected to begin in the spring of 2005.

The results of a phase IIb study for the treatment of epilepsy with the compound harkoseride shall be available in the current 3rd quarter of 2004. A total of 500 patients were treated in this multinational, double blind and placebo-controlled study over three months. Due to the positive results to date SCHWARZ PHARMA already started the clinical phase III studies in the 2nd quarter of 2004.

Harkoseride for the treatment of chronic pain caused by diabetic neuropathy is currently being tested in double blind, placebo-controlled studies of phase III. The first results should be available in the fourth quarter of 2005.

A total of 2,000 patients will be treated in the USA and Europe in double blind, placebo-controlled studies for 12 weeks with the clinical phase III study program with fesoterodine for the treatment of hyperactive bladder or urinary incontinence. The first results should be available in the 2nd quarter of 2005.

With Pamirosin (SPM969) SCHWARZ PHARMA is developing a drug for the treatment of benign prostate hyperplasia (BPH). The enrollment of the first patients into the phase II program started according to plan in the 2nd quarter of 2004.

This report is not certified. This interim report contains forward-looking statements based on current plans, estimates and beliefs of the management of SCHWARZ PHARMA AG. These forward-looking statements are subject to various risks and uncertainties that may cause actual results to differ materially from those expressed or implied by such forward-looking statements. Risks and uncertainties that could cause a material difference in future results include changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings and the availability of financing. The Company does not undertake any responsibility to update the forward-looking statements contained in this press release.

Financial Calendar:

October 25, 2004	Nine Months Report 2004

This interim report, our annual report and additional information are available on the Internet at: www.schwarzpharma.com

Corporate Communications
SCHWARZ PHARMA AG
Alfred-Nobel-Straße 10
40789 Monheim
Germany

Phone +49-(0)2173-48-1377 and -1238
Fax +49-2173-48-1856
Email info@schwarzpharma.com

Antje Witte, Investor Relations
Phone +49-2173-48-1866
Email antje.witte@schwarzpharma.com

Bettina Hörstke, Investor Relations
Phone +49-2173-48-2329
Email bettina.hoerstke@schwarzpharma.com